Ballard Power Systems Inc.

News Release

Program Advancing for Olympic Fuel Cell Bus Fleet

For Immediate Release – December 18, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that the pre-production fuel cell bus, manufactured by the New Flyer Industries Canada ULC, ISE Corporation and Ballard consortium, successfully completed its field trial and Notice to Proceed has now been authorized for manufacture of 20 fuel cell buses for BC Transit’s hydrogen fuel cell demonstration fleet. Ballard will begin delivery of its HD6 fuel cell bus modules in December 2008 with the remaining modules delivered through mid-2009.

During the evaluation period, the pre-production bus operated up to 16 hours per day in Victoria and Whistler, and accumulated over 575 hours of on-road testing. The fuel cell buses have a driving range of approximately 450 kilometers along with an electrical efficiency of 57% at rated power, more than double the efficiency of an internal combustion engine.

Fuel cell buses are zero emission vehicles, with no green house gases, particulates, or harmful emissions released during operation; the only byproduct is water. The bus power train is based on a hybrid fuel cell / battery architecture with an electric drive, which enables higher vehicle efficiency and improved fuel cell durability. This is the first time that Ballard’s bus fuel cell products have been integrated into a hybrid drive. The 150kW HD6 fuel cell bus module is designed to be robust and durable in harsh motive conditions. The HD6 fuel cell bus module is comprised of two stack modules connected in series to provide a gross power output of 150kW.

These buses will be delivered to BC Transit by the end of 2009 and will be in use during and after the 2010 Olympic and Paralympic Winter Games in the Resort Municipality of Whistler. The BC Transit fleet of 20 buses will be the largest fleet of fuel cell buses in the world.

John Sheridan, Ballard’s President and CEO said, “The successful completion of the testing of the pre-production bus and the Notice to Proceed, is a significant milestone on the road towards commercialization of fuel cell buses. The new hybrid architecture results in high efficiency, is expected to meet the lifetime requirements of a transit fleet, and is a platform that enables significant cost reduction of the fuel cell system. We are particularly excited given that the buses will be in use during the 2010 Olympic and Paralympic Winter Games in our home province.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Amy Harada Bradley
604-412-7913
amy.harada@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.